 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

Commission File Number 1-14742

NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K  |X| Form 20-F  |_| Form 11-K  |_| Form 10-Q
|_| Form N-SAR  |_| Form N-CSR

For Period Ended: December 31, 2004
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: Technoprises Ltd. (previously BVR Technologies Limited)

Former Name if Applicable:

Address of Principal Executive Office (Street and number): 12 Raoul Wallenberg

City, state and zip code: Tel-Aviv, Israel 69719

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.20549

FORM 12B-25

Commission File Number 1-14742

NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K      |X| Form 20-F   |_| Form 11-K  |_| Form 10-Q

|_| Form N-SAR            |_| Form N-CSR

For Period Ended: December 31, 2004

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: Technoprises Ltd. (previously BVR Technologies Limited)

Former Name if Applicable:

Address of Principal Executive Office (Street and number): 12 Raoul Wallenberg

City, state and zip code: Tel-Aviv, Israel 69719

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

           and

           (c) The accountant's statement or other exhibit required by Rule

           12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, could not be filed within the prescribed time period without unreasonable effort or expense because the Registrant needs additional time to complete the presentation of its financials in the Report. The Registrant intends to file the Report by the extended date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Prosper Abitbol 972-3 766-5100 ----------------------- --------------------- --------------------- (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act  of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).          YES |X|                        NO |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? YES |X|      NO |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

In February  2004 Registrant (formerly: "B.V.R. Technology Ltd.") acquired all of the issued and outstanding share capital of "Technocross Ltd." (formerly: "Technoprises Apros & Chay Ltd." ("Technocross") in exchange for the issuance to such shareholders of ordinary shares of Registrant's which represented, following such issuance, approximately 90% of the Registrant's then issued and outstanding share capital. As the former shareholders of Technocross held approximately 90% of the Registrant's issued and outstanding shares immediately following such acquisition, and because the business then held or conducted by Technocross represented the only business operations of the Registrant, the acquisition of Technocross was deemed to be a reverse acquisition. Accordingly, the financial statements for the year ended December 31, 2004 will reflect the operations of the Registrant following such acquisition.

Technoprises Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2005	By:	/s/ Prosper Abitbol
Prosper Abitbol, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).